SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment #4

Name of
Issuer:       BJ SERVICES CO
_____________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:    055482103

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP: 	(a)  N/A
					(b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION:	A mutual insurance company organized
		under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:		14,800		See Exhibit A
6)  Shared Voting Power:	454,700		See Exhibit A
7)  Sole Dispositive Power:	14,800		See Exhibit A
8)  Shared Dispositive Power:	454,700		See Exhibit A

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
			469,500	See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			1.24 See Exhibit A

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      BJ SERVICES CO

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      BJ SERVICES CO
                      5500 Northwest Central Drive
                      Houston,  Texas 77092





ITEM 2(a).  NAME OF PERSON FILING:

		 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

			751 Broad Street
			Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

			A mutual insurance company organized under the laws of
			the State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

			Common Stock

ITEM 2(e).  CUSIP NUMBER:

			055482103

ITEM 3.		The Person filing this statement is an Insurance
Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		      Beneficially Owned:	469,500  See Exhibit A

		(b) Percent of Class:		1.24

							Number
		(c) Powers				Of Shares

-------------------------------------	--------------------------
		     Sole power to vote or		14,800	See Exhibit A
		     to direct the vote

		     Shared power to vote or 		454,700	See Exhibit A
		     to direct the vote

		     Sole power to dispose or 		14,800	See Exhibit A
		     to direct disposition

		     Shared power to dispose		454,700	See Exhibit A
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Prudential has ceased to be the owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF
	 ANOTHER PERSON:

		Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF
	 MEMBERS OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

	The filing of this statement should not be construed as an admission that
Prudential is, for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Richard S. Biegen
		Director, Securities Law Compliance

	Date:	01/28/97
	As of:	12/31/96


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') may have direct or indirect voting and/or investment discretion over 469,500 shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Section 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.